UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-32686

VIACOM 401(k) PLAN

(Full title of the Plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, NY 10036

(Address of principal executive offices)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS AND EXHIBIT

DECEMBER 31, 2007

INDEX

Pages
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets available for Benefits at December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2007	3

Notes to Financial Statements	4-11

Schedules
Supplemental Schedule:
Schedule H, line 4i—Schedule of Assets Held at End of Year	S-1 - S-7

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S-8

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Viacom 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York

June 23, 2008

VIACOM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31,
	2007	2006
Assets
Cash and cash equivalents	$—	$75

Investments:
Investments, at fair value	481,007	433,799
Fully benefit-responsive investment contracts, at fair value	65,543	53,443

Total investments	546,550	487,242

Receivables:
Employee contributions	817	66
Employer contributions	292	23
Due from broker for securities sold	448	787
Investment income	148	381

Total receivables	1,705	1,257

Total assets	548,255	488,574

Liabilities
Accrued expenses and other liabilities	270	284
Due to broker for securities purchased	614	742

Total liabilities	884	1,026

Net assets reflecting all investments at fair value	547,371	487,548

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(831)	410

Net assets available for benefits	$546,540	$487,958

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2007
Additions to net assets attributed to:
Investment income:
Dividends	$3,954
Interest	3,762
Net appreciation in fair value of investments	34,087

Total investment income	41,803

Contributions:
Employee	47,417
Employer	17,047
Rollover	4,761

Total contributions	69,225

Plan transfers and mergers (Note 1)	3,545

Total additions	114,573

Deductions from net assets attributed to:
Benefits paid to participants	54,561
Plan expenses	1,430

Total deductions	55,991

Net increase	58,582

Net assets available for benefits, beginning of year	487,958

Net assets available for benefits, end of year	$546,540

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION

Viacom Inc. (“Viacom” or the “Company”) established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006 in connection with its separation from the former Viacom Inc. (“Former Viacom”), which is now known as CBS Corporation (“CBS Corp.”). In January 2006, net assets of approximately $386 million held in accounts for approximately 16,700 participants were transferred out of the Former Viacom 401(k) Plan and into the Plan.

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan.

The Plan, sponsored by the Company, is a defined contribution plan offered on a voluntary basis to substantially all of the Company’s employees. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by the Viacom Retirement Committee, the members of which were appointed by the Company’s Board of Directors (the “Board”) or its designee.

Related Party Transactions

Mellon Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan. Certain Plan investment options include funds managed by the Trustee or companies affiliated with the Trustee and therefore those investments are considered a “party-in-interest” as such term is defined in ERISA. In addition, Viacom’s Executive Chairman of the Board and Founder, Sumner Redstone also serves as the Executive Chairman of the Board and Founder of CBS Corp. As such, certain Plan investments in shares of Viacom and CBS Corp. qualify as a party-in-interest.

During the years ended December 31, 2007 and 2006, the Plan sold shares of Viacom Class A and Class B common stock for total proceeds of $0.1 million and $13.8 million, respectively. Viacom Class B shares were purchased during 2007 at a cost of $20.4 million.

Eligibility

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Certain part-time, freelance or project-based employees are eligible to participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within a consecutive twelve-month period. However, for the period from January 1, 2007 through September 30, 2007, freelance and project-based employees of MTV Networks were eligible to participate in the Plan beginning on the first day of the calendar quarter coincident with or following the achievement of 1 year of service and the attainment of age 21. A year of service for this group was measured under the elapsed time method of service crediting.

Plan Transfers and Mergers

Effective on January 1, 2007 all active participants in the Atom Entertainment Inc. 401(k) plan (the “AtomShockwave Plan”) became eligible to participate in the Plan. Effective after the close of business on March 31, 2007, the assets and liabilities of the AtomShockwave Plan were merged into the Plan. In connection with this merger, participants’ accounts of approximately $3.5 million were transferred to funds in the Plan that the Viacom Investments Committee, the members of which were appointed by the Board, determined to be of similar nature to the funds in the Atom Shockwave Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and the participant’s share of the Plan’s income or losses in the investment options, net of certain plan expenses.

Plan participants have the option of investing their contributions and existing account balances among fifteen investment options. These investment options include separately managed investment portfolios, common/collective trust funds, registered investment companies (mutual funds) and Viacom Class B common stock. Some plan participants are invested in Viacom Class A common stock, but that fund is closed to new investment. Some plan participants were invested in CBS Corp. Class A and Class B common stock as a result of the separation, but the CBS Corp. Class A and Class B common stock funds were eliminated as of July 9, 2007 and those invested funds were transferred into the Barclays Global Investors S&P 500 Index fund based on approval by the Viacom Investments Committee.

NOTES TO FINANCIAL STATEMENTS

(continued)

Participants may also elect to open a self-directed brokerage account (“SDA”). Participants may not contribute directly to the SDA, but may transfer balances to the SDA from other investment funds except the INVESCO Stable Value Fund (“INVESCO Fund”). A participant may transfer up to 25% of his or her account balance (net of any loans) to the SDA. The initial transfer to the SDA may not be less than $2,500 and subsequent individual transfers may not be less than $1,000. On June 17, 2008, the SDA was eliminated and all assets in that fund were transferred to the INVESCO Fund.

Contributions

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Code limitations set forth below. Any eligible full-time employee (and freelance or project-based employee of MTV Networks newly eligible from April 1, 2007 through September 30, 2007) is deemed to have authorized the Company to make before-tax contributions in the Plan in an amount equal to 5% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization takes effect following the 45th day the employee becomes eligible to participate in the Plan unless the employee elects not to participate in the Plan or to participate at a different contribution rate.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $15,500 for 2007. Total compensation considered under the Plan based on Code limits could not exceed $225,000 for 2007. The Code also limited annual aggregate participant and employer contributions to the lesser of $45,000 or 100% of compensation in 2007. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the Code.

The employer matching contribution is equal to 60% of the first 5% of eligible compensation contributed on a before tax-basis. Employer matching contributions are initially invested entirely in Viacom Class B common stock. All participants may transfer the employer matching contributions out of Viacom Class B common stock to any other investment fund offered under the Plan at any time.

All participants who have attained age 50 before the close of the calendar year are eligible to make catch-up contributions. These contributions are not treated as matchable contributions. Catch-up contributions can be made if the eligible participants made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $5,000 in 2007.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching contributions vest at 20% per year of service, becoming fully vested after five years of service. Transition rules apply to participants of plans that were merged into the Plan. If participants terminate employment prior to being vested in their employer matching contributions, upon distribution of the vested portion of their account, the non-vested portion of their account is forfeited and may be used to reduce future employer matching contributions and to pay administrative expenses.

As of December 31, 2007, the Company had forfeitures of approximately $1.5 million available to be used as noted above, which includes interest earned on forfeitures of approximately $0.1 million. Employer matching contributions of approximately $1.1 million were forfeited in 2007 and the Company utilized forfeitures of approximately $0.4 million in 2007 to pay administrative expenses. As of December 31, 2006, the Company had forfeitures of approximately $0.7 million available to be used which includes interest earned on forfeitures of $0.02 million and a carryover forfeiture credit of approximately $0.3 million from the Former Viacom 401(k) Plan. In 2006, employer matching contributions of approximately $0.5 million were forfeited and the Company utilized forfeitures of approximately $0.1 million to pay administrative expenses.

Loans to Participants

Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in the Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections.

Loans outstanding of $7.0 million carried interest rates ranging from 4% to 12% as of December 31, 2007.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

NOTES TO FINANCIAL STATEMENTS

(continued)

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Participants in the Plan may withdraw all of their after-tax and rollover contributions at any time. Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon. The Plan limits participants to a maximum of two withdrawals in each calendar year.

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer matching contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to roll over the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan’s investment funds. Certain administrative expenses, such as legal and accounting fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping and Trustee fees are paid from participant accounts. For 2007, $0.1 million was paid to the trustee and $0.6 million to Buck Consultants, an ACS Company for record keeping services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

Effective December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and Statement of Position 94-4-1 (“SOP 94-4-1”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive and the presentation and disclosure of fully benefit-responsive investment contracts.

Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the INVESCO Fund. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the INVESCO Fund from fair value to contract value for fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits is prepared on a contract value basis.

For additional information regarding the Plan’s fully benefit-responsive investment contracts, please refer to Note 7.

Recent Accounting Standards

In September 2006, the FASB finalized Statement No. 157, Fair Value Measurements (“FAS 157”). FAS 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements, however, it does not require any new fair value measurements. The provisions of FAS 157 will be applied prospectively beginning January 1, 2008. Management is currently evaluating the impact the adoption of FAS 157 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at amortized cost, which approximates fair value. Investments in registered investment companies are valued at their net asset values. Corporate common stocks are reported at fair value based on quoted market prices on national securities exchanges. The fair values of investments in common/collective trust funds are based on their net asset value as determined by each fund’s trustee based upon the fair value of the underlying securities. Participant loans are recorded at cost, which approximates fair value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

NOTES TO FINANCIAL STATEMENTS

(continued)

The INVESCO Fund (“the Fund”) invests primarily in fully benefit-responsive investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. The fair value of the investment contracts use a formula that is based on the characteristics of the underlying fixed income portfolio under each contract, as further described below.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants and are of high quality fixed income securities or investment funds. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments; typically over the expected duration of the investment through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments which resets on a monthly basis). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments; therefore, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest credit rating. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the “adjustment from fair value to contract value for fully benefit-responsive investment contracts”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest credit rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest is protected.

See Note 7 for a listing of the fully benefit-responsive investment contracts.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on security dispositions.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation (depreciation) in the fair value of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

(continued)

NOTE 3—RISKS AND UNCERTAINTIES

The Plan provides for various investment options that, along with the underlying securities, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 4—INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	At December 31,
	2007	2006
Barclays Global Investors S&P 500 Index Fund	$80,554	$51,047
Viacom Class B Common Stock	$75,794	$63,735
Capital Guardian International Equity Fund	$42,487	$37,748
Capital Guardian Emerging Markets Equity Fund	$31,817	$18,755
CBS Corp. Class B Common Stock	$—	$32,315

During the year ended December 31, 2007 the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated as follows:

Registered investment companies (mutual funds)	$1,266
Corporate common stocks	17,121
Common/collective trusts	15,759
Other assets	(59)

Net appreciation in fair value of investments	$34,087

NOTE 5—INCOME TAX STATUS

The Plan submitted on January 29, 2008 to the Internal Revenue Service (“IRS”) for a determination that the Plan satisfies the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

NOTE 6—TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

In the event of Plan termination, participants become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

NOTES TO FINANCIAL STATEMENTS

(continued)

NOTE 7—INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $64.7 million held by the INVESCO Fund at December 31, 2007:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Bank of America	Wrapper	AA+/Aaa		$0
	IGT INVESCO Short-term Bond Fund		$16,070

			16,070	0	$(245)

ING	Wrapper	AA/Aa3		0
	IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund		11,792

			11,792	0	(206)

Monumental	Wrapper	AA/Aa3		0
	IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund		11,795

			11,795	0	(206)

State Street	Wrapper	AA/Aa1		0
	IGT INVESCO Short-term Bond Fund		15,977

			15,977	0	(177)

UBS AG	Wrapper	AA/Aaa		0
	IGT INVESCO Multi-Mgr A or Better Core Fund		9,909

			9,909	0	3

Total			$65,543	$0	$(831)

NOTES TO FINANCIAL STATEMENTS

(continued)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $53.9 million held by the INVESCO Fund at December 31, 2006:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Bank of America	Wrapper	AA/Aa1		$0
	IGT AAA Asset-Backed Securities Fund		$11,991

			11,991	0	$(19)

ING	Wrapper	AA/Aa3		0
	IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund		9,602

			9,602	0	110

Monumental	Wrapper	AA/Aa3		0
	IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund		9,604

			9,604	0	110

Rabobank	Wrapper	AAA/Aaa		0
	Cash on Hand		289
	USTN 3.125 4-09 (CUSIP: 912828CE8)		1,328

			1,617	0	(3)

State Street	Wrapper	AA/Aa2		0
	IGT INVESCO Short-term Bond Fund		12,396

			12,396	0	103

UBS AG	Wrapper	AA+/Aa2		0
	IGT INVESCO Multi-Mgr A or Better Core Fund		8,233

			8,233	0	109

Total			$53,443	$0	$410

The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. The average yield to investments at fair value was approximately 5.31% and 5.14% for 2007 and 2006, respectively and crediting interest rates to investments at fair value were approximately 4.93% and 5.19% at December 31, 2007 and 2006, respectively.

NOTES TO FINANCIAL STATEMENTS

(continued)

NOTE 8—RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2007	2006
Net assets available for benefits per the financial statements	$546,540	$487,958
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	831	— (1)
Amounts allocated to withdrawing participants	—	(463)
Deemed distribution of participant loans	(220)	(170)

Net assets available for benefits per the Form 5500	$547,151	$487,325

(1) The adjustment from fair value to contract value of $410 was reflected in other assets on the Form 5500.

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

	Year Ended December 31, 2007
Benefits paid to participants per the financial statements	$54,561
Add: Amounts allocated to withdrawing participants at December 31, 2007	—
Less: Amounts allocated to withdrawing participants at December 31, 2006	(463)
Deemed loan offsets	(16	)(2)

Benefits paid to participants per the Form 5500	$54,082

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2007 but were not paid as of that date.

The following is a reconciliation of total additions per the financial statements to the Form 5500:

Year Ended December 31, 2007
Total additions per the financial statements	$114,573
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	831

Total income per the Form 5500 (including Plan transfers)	$115,404

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31, 2007
Net increase in net assets available for benefits per the financial statements	$58,582
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	831
Amounts allocated to withdrawing participants at December 31, 2006	463
Deemed loan offsets	16	(2)
Deemed distribution of participant loans	(66)

Net income per the Form 5500 (including Plan transfers)	$59,826

(2) Previously reported as a deemed loan distribution on 2006 Form 5500.

Schedule H, line 4i

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2007

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Self Directed Accounts			$1,919

Corporate Common Stocks
ABB LTD Sponsored ADR			1,271
Abbott Labs Com			1,276
Accenture Ltd Bermuda CL A			899
Activision Inc			151
ADC Telecommunications Inc			212
Advanced Auto PTS Inc.			103
Aegon N V American Reg Shr			368
Aeropostale Inc.			29
Agco Corp Com			102
AGL Res Inc			136
Agrium Inc Com			1,060
AK STL Hldg Corp Com			157
Alcoa Inc Com			84
Alliance Data Sys Corp Com			75
Alliant Energy Corp Com			86
Allied Waste Inds Inc New Com			76
Altera Corp Com			824
America Movil SAB De C V			363
American FINL Group Inc Ohio			127
American Greetings Corp CL A			181
American Intl Group Inc Com			845
Amerigroup Corp.			55
Amgen Inc.			465
Amphenol Corp New CL A			283
Aon Corp Com			685
Apollo Group Inc CL A			1,144
Apple Inc			2,197
Apria Healthcare Group Inc			73
Associated Banc Corp Com			19
AT & T Inc Com			604
Autodesk Inc Com			678
Automatic Data Processing Inc			745
Avnet Inc Com			280
Avon Prods Inc Com			395
Baker Hughes Inc Com			698
Banco Itau Hldg Financeira SA			491
Barnes & Noble Inc. Com			35
Beckman Coulter Inc Com			80
Belo Corporation			113
Berkley W R Corp Com			194
Big Lots Inc Com			104
BMC Software Inc Com			292

Schedule H, line 4i

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2007

(continued)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Boeing Co Com			618
Boston Scientific Corp Com			398
Brinker Intl Inc. Com			27
Bristol Myers Squibb Co Com			350
Brown & Brown Inc. Com			57
Cadence Design Sys Inc. Com			618
Cameco Corp			659
Cameron Intl Corp Com			193
Capital One Finl Corp			841
Cardinal Health Inc Com			1,040
Carmax Inc.			89
Cathay General Bancorp			64
Cemex SAB De CV Spons ADR New			185
CF INDS HLDGS Inc.			385
Chevron Corporation Com			1,428
Chipotle Mexican Grill Inc CL			44
Chubb Corp Com			600
Church & Dwight Inc.			27
Cimarex Energy Co			21
Cisco Sys Inc. Com			767
Citigroup Inc. Com			559
Citrix Sys Inc Com			194
CME Group Inc. Com			967
Cognizant Tech Solutions CL A			381
Colonial Bancgroup Inc. Com			35
Comcast Corp New CL A			1,667
Commscope Inc Com			290
Companhia Vale Do Rio Doce			668
Computer Sciences Corp Com			495
Compuware Corp			139
Conocophillips			1,392
Con-way Inc			58
Covidien Limited			443
Crocs Inc CMO			18
Crown Holdings Inc			97
Danaher Corp Com			893
Deluxe Corp Com			26
Dentsply Intl Inc New Com			297
Diamond Offshore Drilling Inc.			298
Diebold Inc.			14
Dollar Tree Stores Inc			75
Domtar Corp Com			92
Dow Chem Co Com			986
DST Sys Inc Del			50
Dun & Bradstreet Corp Del New			310
Dycom Inds Inc			69
Ebay Inc Com			415
Echostar Communications Corp			283
Elan Corp PLC ADR			542

Schedule H, line 4i

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2007

(continued)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Electronic Arts			1,346
Electronic Data Sys Corp New			454
Endo Pharmaceuticals Hldgs Inc			37
Energy East Corp Com			65
EOG Res Inc Com			1,106
Family DLR Stores Inc			69
Fedex Corp Com			892
First Marblehead Corp			50
First Niagara Finl Group Inc			29
Firstmerit Group			160
Flowers Food Inc Com			21
Fluor Corp New Com			1,355
FMC Corp New Com			65
FMC Technologies Inc Com			102
Foster Wheeler Ltd			856
Franklin Res Inc Com			613
Freeport McMoran Copper & Gold			843
Frontier Oil Corp Com			65
Gamestop Corp New			62
Gap Inc Com			458
Gardner Denver Inc Com			17
Gatx Corp Com			147
Genentech Inc			584
General Dynamics Corp Com			2,154
General Elec Co Com			634
Gentex Corp Com			53
Genuine Parts Co Com			338
Genworth Finl Inc			165
Gilead Sciences Inc Com			380
GlaxoSmithKline PLC Sponsored			1,008
Global INDS LTD Com			28
Goldman Sachs Group Inc Com			961
Google Inc CL A			2,372
Graco Inc Com			123
Grant Prideco Inc Com			361
Halliburton Co Com			434
Harris Corp Del Com			44
Harte-Hanks Inc Com			47
HCC INS HLDGS Inc Com			261
Health Mgmt Assoc Inc New CL A			67
Health Net Inc Com STK			304
Helmerich & Payne Inc Com			20
Henry Jack & Assoc Inc Com			22
Hewlett Packard Co Com			3,000
Hitachi Ltd ADR 10			549
HNI Corp			119
Holly Corp Par $0.01			127
Hologic Inc Com			978
Home Depot Inc Com			606

Schedule H, line 4i

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2007

(continued)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Hormel Foods Corp Com			121
Hospitality PPTYS TR Com SHS			242
HSBC HLDG PLC SPON ADR New			502
Hubbell Inc CL B			67
IBM Corp Com			656
Ingram Micro Inc CL A Com			41
Intel Corp			1,013
International Game Technology			618
Interpublic Group COS INC Com			162
Intersil Corp CL A			191
Intuitive Surgical Inc			227
Invesco LTD SHS			1,127
Invitrogen Corp Com			327
ITT EDL Svcs Inc Com			171
Jacobs Engr Group Inc Com			220
Jefferies Group Inc New Com			39
JM Smucker Company			129
Johnson & Johnson Com			233
Jones Lang Lasalle Inc Com			235
Kohls Corp Com			678
Koninklijke Philips Electrs NV			257
Kyocera Corp ADR			122
Lam Resh Corp Com			268
Lancaster Colony Corp Com			24
Legg Mason Inc			219
Liberty Global Inc			110
Liberty Global Inc Com SER A			110
Liberty Media Hldg Corp			239
Liberty Media Hldg Corp CAP			234
Liberty PPTY TR SHS BEN INT			35
Lifepoint Hosps Inc Com			95
Lincare Hldgs Inc Com			257
Linear Technology Corp Com			722
Lockheed Martin Corp Com			799
Loews Corp Com			342
Mack Cali Rlty Corp Com			248
Macys Inc Com			222
Manpower Inc Wis			872
Mariner Energy Inc Com			80
Masco Corp Com			346
Matsushita Elec Ind Spon ADR			1,267
Mcafee Inc			746
McDonalds Corp Com			666
McKesson Corp Com			646
MDU Resources Group Inc			64
MEMC Electronics Materials			518
Mens Wearhouse Inc Com			24
Merck & Co Inc Com			1,708
Meredith Corp Com			44

Schedule H, line 4i

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2007

(continued)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Metropcs Communications Inc			472
MF Global LTD SHS			829
Microsoft Corp Com			2,919
Molex Inc CL A			260
Monsanto Co New Com			1,154
Motorola Inc Com			1,363
MPS Group Inc			59
MSC Indl Direct Inc CL A			32
Nationwide Health PPTYS Inc			25
NBTY Inc			101
Network Appliance Inc Com			602
News Corporation CL A			1,424
Nike Inc CL B Com			1,257
Noble Energy Inc			302
Nokia Corp Spon ADR SER A Com			956
Northeast Utils Com			88
Novartis AG Spon ADR			543
NVR Inc			157
Occidental Pete Corp Com			962
Olin Corp Com Par $1.00			145
Oneok Inc New Com			121
Oracle Corporation Com			1,845
Oshkosh Corp Com			217
Packaging Corp Amer Com			158
Par Pharmaceutical Cos Inc			103
Pentair Inc Com			17
PepsiAmericas Inc Com			50
Pepsico Inc Com			800
Pfizer Inc Com STK USDO.05			1,250
Pitney Bowes Inc Com			289
Plains Exploration & Prodtn			159
Potash Corp Sask Inc Com			903
Potlatch Corp New Com			18
Precision Castparts Corp			236
Procter & Gamble Co Com			350
Puget Energy Inc New			63
Qualcomm Inc			1,059
Radio Shack Corp Com			13
Raymond James Finl Inc Com			42
Rayonier Inc Com			19
Regal Entmt Group CL A			94
Reinsurance Group Amer Inc Com			42
Rohm & Haas Co Com			398
Ross Stores Inc Com			205
Royal Dutch Shell PLC			674
Ruby Tuesday Inc			64
Sanofi-Aventis ADR			1,457
Schering Plough Corp Com			955

Schedule H, line 4i

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2007

(continued)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Schlumberger Ltd Com			620
SEI Investment Co Com			273
Sensient Technologies Corp Com			85
Siemens AG Sponsored ADR			1,723
Sierra PAC Res New Com			301
SLM Corp			151
Sony Corp Amern SH New ADR			1,466
Sotheby’s Com SHS			179
Southern UN Co New			200
Spectra Energy Corp Com			138
Sprint Nextel Corp Com SER 1			657
SPX Corp			257
Stancorp Finl Group Inc Com			76
Steris Corp Com			101
Sun Microsystems Inc Com New			122
Sunpower Corp Com CL A			514
Suntech Pwr Hldgs Co LTD ADR			578
Superior Energy Services Inc			52
SVB Finl Group			71
Sybase Inc Com			149
TCF Finl Corp			48
Tech Data Corp Com			234
Techne Corp Com			99
Teleflex Inc Com			233
Telephone & Data Sys Inc Com			250
Teletech Hldgs Inc			26
Terra Inds Inc			310
Teva Pharmaceutical INDS ADR			960
Thomas & Betts Corp Com			265
Thomson			70
Thor Inds Inc Com			19
Tidewater Inc Com			115
Time Warner Inc			1,197
Transocean Inc New SHS			1,146
Travelers Cos Inc Com			968
Tyco Electronics Ltd			223
Tyco International LTD Bermuda			238
Ultra Pete Corp			561
Union Pac Corp Com			942
Unitedhealth Group Inc Com			466
Universal Corp VA			46
Valspar Corp			74
Varian Inc Com			33
Verisign Inc Com			679
* Viacom Inc New CL A			992
* Viacom Inc New CL B			75,794
Vulcan Matls Co Com			134
Wachovia Corp New Com			1,599
Wal Mart Stores Inc Com			1,616

Schedule H, line 4i

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2007

(continued)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Walgreen Co			206
Warnaco Group Inc			184
Weingarten Rlty INVS SH BEN			107
Wellpoint Inc			1,114
Wells Fargo & Co New Com			347
Werner Enterprises Inc Com			46
Western Digital Corp Del Com			184
Western REFNG Inc Com			27
Western UN Co Com			1,005
Williams Sonoma Inc Com			31
Wisconsin Energy Corp Com			44
Wyeth			464
Xerox Corp Com			648
Zebra Technologies Corp CL A			17

Total Corporate Common Stocks			207,778

Registered Investment Companies
DFA U.S. Small Cap Fund			20,927
Vanguard FTSE Social Index Fund			2,136
Vanguard Lifestrategy Conservative Growth Fund			9,801
Vanguard Lifestrategy Moderate Growth Fund			23,797
Vanguard Lifestrategy Growth Fund			21,745

Total Registered Investment Companies			78,406

Common/Collective Trusts and GICs
Barclays Global Investors S&P 500 Index Fund			80,554
Capital Guardian Emerging Markets Equity Fund			31,817
Capital Guardian International Equity Fund			42,487
* EB Temporary Investment Fund			5,544
* Mellon Capital Tactical Asset Allocation Fund			3,315
* Mellon Bank EB SMAM Aggregate Bond Index Fund			22,233
Bank of America – Contract #05-066	IGT INVESCO Shrt Trm Bond; Evergreen		16,070
Bank of America Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(245	)(2)
ING Life & Annuity – Contract #60125	IGT MxMgr A+ Int G/C; Evergreen		11,792
ING Life & Annuity Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(206	)(2)
Monumental – Contract #MDA00730TR	IGT MxMgr A+ Int G/C; Evergreen		11,795
Monumental Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(206	)(2)
State Street Bank – Contract #106001	IGT INVESCO ShrtTrm Bond; Evergreen		15,977
State Street Bank Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(177	)(2)
UBS AG – Contract #5213	IGT MxMgr A+ Core; 3/25/2008		9,909
UBS AG Wrapper at Fair Value, plus Adjustment to Contact Value, Synthetic GIC			3	(2)

Total Common/Collective Trusts and GICs			251,493

Loans to Participants	Various maturities and interest rates ranging from 4% to 12%		6,954

Grand Total			$546,550

*	Identified as a party-in-interest to the Plan.
(1)	There are no non-participant directed investments.
(2)	Amounts represent adjustment to contract value totaling $(831,000) and are not included in the totals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 25, 2008	By:	/s/ John R. Jacobs
John R. Jacobs
Member of the Viacom Retirement Committee